Exhibit 21.1

LIST OF SUBSIDIARIES OF VOLATO GROUP, INC.

Subsidiary	Jurisdiction of Incorporation
Volato, Inc.	Georgia
Gulf Coast Aviation, LLC (f/k/a Gulf Coast Aviation, Inc.)	Texas
Fly Vaunt, LLC	Georgia
Volato Merger Subsidiary, Inc.	Nevada
Parslee, LLC	Nevada